EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)
File No. ___________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 In the Matter of the Application of:
MANAGER DIRECTED PORTFOLIOS
HOOD RIVER EMERGING MARKETS FUND
HOOD RIVER SMALL-CAP GROWTH FUND
HOOD RIVER INTERNATIONAL OPPORTUNITY FUND
HOOD RIVER NEW OPPORTUNITIES FUND

615 East Michigan Street
Milwaukee, Wisconsin 53202
and
HOOD RIVER CAPITAL MANAGEMENT LLC
HOOD RIVER PRIVATE GROWTH FUND I, LP
HOOD RIVER PRIVATE GROWTH FUND I-QP, LP

2373 PGA Boulevard, Suite 200
Palm Beach Gardens, Florida 33410
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d)  AND 57(i)  OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

This Application (including exhibits) contains 70 pages.

All Communications, Notices and Orders to:

Ellen Drought, Esq.
(edrought@gklaw.com)
Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, Wisconsin 53202
(414) 287-9517

Copies to:

Robert Schmaltz, Chief Operating Officer and Chief Compliance Officer
(rschmaltz@hoodrivercapital.com)
Hood River Capital Management LLC
2373 PGA Boulevard, Suite 200
Palm Beach Gardens, Florida 33410
(561) 484-5699
Amber Kopp, Secretary (amber.kopp@usbank.com) Manager Directed Portfolios c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202 (201) 708-9796
As filed with the Securities and Exchange Commission on September 29, 2026.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:
MANAGER DIRECTED PORTFOLIOS, HOOD RIVER EMERGING MARKETS FUND, HOOD RIVER SMALL-CAP GROWTH FUND, HOOD RIVER INTERNATIONAL OPPORTUNITY FUND, AND HOOD RIVER NEW OPPORTUNITIES FUND

615 EAST MICHIGAN STREET
MILWAUKEE, WISCONSIN 53202
AND
HOOD RIVER CAPITAL MANAGEMENT LLC, HOOD RIVER PRIVATE GROWTH FUND I, LP, AND HOOD RIVER PRIVATE GROWTH FUND I-QP, LP

2373 PGA BOULEVARD, SUITE 200
PALM BEACH GARDENS, FLORIDA 33410

File No. ________

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d)  AND 57(i)  OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
•Manager Directed Portfolios (the “Trust”), an open-end management investment company registered under the 1940 Act, on behalf of its series identified on Schedule A hereto (the “Existing Regulated Funds”).
•Certain vehicles identified on Schedule B hereto (the “Existing Affiliated Funds”), each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.
1    Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•Hood River Capital Management LLC, an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), on behalf of itself and its successors,2 and that serves as the investment adviser to the Existing Regulated Funds (“Hood River” and, together with the Existing Affiliated Funds and the Trust, on behalf of the Existing Regulated Funds, the “Applicants”).3
The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a
2    The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
3    All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
4    “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or a series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only. The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub. In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
5    “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser. To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
6    “Co-Investment Transaction” means the acquisition or Disposition (as defined in footnote 18 herein) of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8
II.GENERAL DESCRIPTION OF THE APPLICANTS
A.Existing Regulated Funds
Each Existing Regulated Fund is a series of the Trust. The Trust is registered as an open-end management investment company under the 1940 Act and was organized as a Delaware statutory trust on April 4, 2006. The Trust offers shares of multiple series, each with its own distinct investment objectives, policies, and restrictions. Different series of the Trust are advised by different investment advisers, and Hood River serves as investment adviser only to the Existing Regulated Funds identified on Schedule A hereto. The Existing Regulated Funds, as series of the Trust, do not hold themselves out as related to any other series of the Trust for purposes of investment and investor services, nor do the Existing Regulated Funds share the same investment adviser with any other series of the Trust, with the exception of the Existing Regulated Funds identified on Schedule A hereto. The Trust may create additional series and classes from time to time. A complete list of the Existing Regulated Funds is set forth in Schedule A hereto. Each Existing Regulated Fund intends to qualify and has elected to be treated as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. Each Existing Regulated Fund’s principal place of business is 615 East Michigan Street, Milwaukee, Wisconsin 53202. The board of trustees of the Trust consists of four trustees, each of whom is not an “interested person” of the Trust as defined in Section 2(a)(19) of the 1940 Act (the “Board”). The Board, together with the board of directors or trustees of any Future Regulated Fund, is referred to herein as a “Board.”9
B.Existing Affiliated Funds
The Existing Affiliated Funds are investment vehicles, each of which is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.10 Hood River serves as investment adviser to each Existing Affiliated Fund. Each Existing Affiliated Fund has a general partner or managing member, each of which is affiliated with Hood River. A complete list of Existing Affiliated Funds is set forth in Schedule B hereto.
C.Hood River Capital Management LLC
Hood River was established in 2013 as a Delaware limited liability company and offers investment advisory services to mutual funds, institutional accounts and individual investors. Hood River’s principal place of business is 2373 PGA Boulevard, Suite 200, Palm Beach Gardens, Florida 33410.
7    “Adviser” means Hood River Capital Management LLC and any other investment adviser controlling, controlled by, or under common control with Hood River Capital Management LLC.
8    See, e.g.,  Massachusetts Mutual Life Insurance Co. (pub. avail. June  7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept.  5, 1995).
9    The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.
10     In the future, an Affiliated Entity may register as an investment company under the 1940 Act and, if so registered, will be considered a Future Regulated Fund for purposes of this application.

Hood River serves as investment adviser to each Existing Regulated Fund and, subject to the supervision of the Board, directs the investments of each Existing Regulated Fund in accordance with its investment objective, policies and limitations. Hood River also serves as investment adviser to each Existing Affiliated Fund. In addition, Hood River currently provides investment advisory services to institutional clients, including separately managed accounts, state and municipal government entities, charitable organizations, pension and profit-sharing plans, collective investment trusts, and corporations.
III.ORDER REQUESTED
The Applicants request an Order of the Commission under Sections  17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
A.Applicable Law
Section  17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11  in which the fund is a participant without first obtaining an order from the SEC.
Section  57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section  57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section  57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section  17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section  57(a). Because the SEC has not adopted any rules under Section  57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section  57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint
11    Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B.Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end or a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to Hood River and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with Hood River and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.
C.Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1.Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12
2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in
12    Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13  of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14  unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3.Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15
4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
13    Section  57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section  57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the full Board of the Regulated Fund at the Board’s next regularly-scheduled meeting.
14    Section  57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
15    Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
16    Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17
6. Dispositions:
(a)Prior to any Disposition18  by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.
(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section  57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19
7.Board Oversight
(a)Each Regulated Fund’s trustees will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
(c)At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
17    The Affiliated Entities may adopt shared Co-Investment Policies.
18    “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
19    “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(d)Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e)The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.
8.Recordkeeping. All information presented to the Board pursuant to the Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff. Each Regulated Fund will maintain the records required by Section  57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section  57(f).20
9.In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV.STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A.Potential Benefits to the Regulated Funds and their Shareholders
Section  57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
20    If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections  17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V.PRECEDENTS
The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 In addition, Commission staff has provided no-action relief that an open-end investment company registered under the 1940 Act may rely on such Existing Orders to participate in Co-Investment Transactions.22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders and reflected in the Commission staff’s no-action position.
VI.PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application and any amendments hereto. The resolutions of the Board and the authorization from the Adviser and the Existing Affiliated Funds are attached as Exhibits A-1 and A-2 to this Application, respectively, in
21    See, e.g., Regan Capital Alternative Income Fund, et al. (File No. 812-16006), Release No. IC-36287 (August 7, 2026) (notice), Release No. IC-36318 (Sept. 2, 2026) (order); Dawson Private Markets Evergreen Fund, et al. (File No. 812-15974), Release No. IC-36244 (July 9, 2026) (notice), Release No. IC-36284 (August 4, 2026) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); MidCap Financial Investment Corp, et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781), Release No. IC-35695 (notice) (July 29, 2025), Release No. IC-35726 (August 26, 2025) (order); Gladstone Alternative Income Fund, et al. (File No. 812-15806), Release No. IC- 35737 (Sept. 4, 2025) (notice), Release No. IC-35773 (Sept. 30, 2025) (order); and Cypress Creek Private Strategies Master Fund, LP, et al. (File No. 812-15899), Release No. IC-36074 (April 1, 2026) (notice), Release No. IC-36131 (April 28, 2026) (order).
22     See J.P. Morgan Investment Management Inc., SEC Staff No-Action Letter (April 27, 2026).

accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. Marked copies of the Application are included as Exhibits C-1 and C-2 to this Application in accordance with the requirements of Rule 0-5(e)(2) under the 1940 Act. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
Please address all communications concerning this Application, the Notice and the Order to:
Ellen Drought, Esq.
(edrought@gklaw.com)
Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, Wisconsin 53202
(414) 287-9517
Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:
Robert Schmaltz, Chief Operating Officer and Chief Compliance Officer
(rschmaltz@hoodrivercapital.com)
Hood River Capital Management LLC
2373 PGA Boulevard, Suite 200
Palm Beach Gardens, Florida 33410
(561) 484-5699
Amber Kopp, Secretary
(amber.kopp@usbank.com)
Manager Directed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
(201) 708-9796

The Applicants have caused this Application to be duly signed on their behalf on September 28, 2026.
MANAGER DIRECTED PORTFOLIOS
By:     /s/ Amber C. Kopp
Name:    Amber C. Kopp
Title:    Secretary

HOOD RIVER PRIVATE GROWTH FUND I, LP

By:    /s/ Robert Schmaltz

Name:    Robert Schmaltz
Title:    Chief Operating Officer and Chief Compliance Officer of the Manager of the General Partner

HOOD RIVER PRIVATE GROWTH FUND I-QP, LP

By:    /s/ Robert Schmaltz

Name: Robert Schmaltz
Title: Chief Operating Officer and Chief Compliance Officer of the Manager of the General Partner

HOOD RIVER CAPITAL MANAGEMENT LLC

By:    /s/ Robert Schmaltz
Name: Robert Schmaltz
Title: Chief Operating Officer and Chief Compliance Officer

Schedule A
 Existing Regulated Funds
Hood River Emerging Markets Fund
Hood River Small-Cap Growth Fund
Hood River International Opportunity Fund
Hood River New Opportunities Fund

Schedule B
 Existing Affiliated Funds
Hood River Private Growth Fund I, LP
Hood River Private Growth Fund I-QP, LP

EXHIBIT INDEX

Authorizing Resolutions of Manager Directed Portfolios	Exhibit A-1
Authorization to File Exemptive Order Application	Exhibit A-2
Verification Pursuant to Rule 0-2(d)	Exhibit B
Marked Copies of the Application Pursuant to Rule 0-5(e)	Exhibits C-1 and C-2

EXHIBIT A-1
MANAGER DIRECTED PORTFOLIOS
AUTHORIZATION TO FILE EXEMPTIVE ORDER APPLICATION
SECRETARY’S AUTHORIZATION
The undersigned, Amber C. Kopp, hereby certifies that she is the duly appointed Secretary of Manager Directed Portfolios (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940 (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-laws (the “By-laws”) of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on August 19, 2026, in accordance with the By-laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:
WHEREAS, the Board has determined that it is advisable and in the best interests of the Hood River Emerging Markets Fund, Hood River Small-Cap Growth Fund, Hood River International Opportunity Fund, and Hood River New Opportunities Fund (collectively, the “Hood River Funds”) to file with the SEC, an application for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now, therefore, it is

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare or cause to be prepared, execute, and file with the SEC, the Application, and any amendments thereto, for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, to permit the Funds to enter into certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; and it is
FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolutions.
By: /s/ Amber C. Kopp
Name: Amber C. Kopp
Title: Secretary
September 28, 2026

EXHIBIT A-2
AUTHORIZATION TO FILE EXEMPTIVE ORDER APPLICATION
Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, limited partnership agreement, management agreement or otherwise; and that all actions by members, directors, trustees, partners, or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

HOOD RIVER CAPITAL MANAGEMENT LLC

By: /s/ Robert Schmaltz
Name: Robert Schmaltz
Title: Chief Operating Officer and Chief Compliance Officer
September 28, 2026

HOOD RIVER PRIVATE GROWTH FUND I, LP

By: /s/ Robert Schmaltz
Name: Robert Schmaltz
Title: Chief Operating Officer and Chief Compliance Officer of the Manager of the General Partner
September 28, 2026

HOOD RIVER PRIVATE GROWTH FUND I-QP, LP

By: /s/ Robert Schmaltz
Name: Robert Schmaltz
Title: Chief Operating Officer and Chief Compliance Officer of the Manager of the General Partner
September 28, 2026

EXHIBIT B
VERIFICATION PURSUANT TO RULE 0-2(d)
Each of the undersigned states that he or she has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated September 29, 2026 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such Application has been taken. Each of the undersigned further states that he or she is familiar with such instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information and belief.

MANAGER DIRECTED PORTFOLIOS

By: /s/ Amber C. Kopp
Name: Amber C. Kopp
Title: Secretary
September 28, 2026

HOOD RIVER CAPITAL MANAGEMENT LLC

By: /s/ Robert Schmaltz
Name: Robert Schmaltz
Title: Chief Operating Officer and Chief Compliance Officer
September 28, 2026

HOOD RIVER PRIVATE GROWTH FUND I, LP

By: /s/ Robert Schmaltz
Name: Robert Schmaltz
Title: Chief Operating Officer and Chief Compliance Officer of the Manager of the General Partner
September 28, 2026

HOOD RIVER PRIVATE GROWTH FUND I-QP, LP

By: /s/ Robert Schmaltz
Name: Robert Schmaltz
Title: Chief Operating Officer and Chief Compliance Officer of the Manager of the General Partner
September 28, 2026